Exhibit 21

                           Subsidiaries of the Company


          Name                               Jurisdiction of Incorporation
---------------------------------            -----------------------------

Computer Support Inc.                             Georgia

R&M Associates-Electronics Data
 Products Service, Inc.                           New Jersey

SAI/Delta, Inc.                                   Florida

Delta Data Net, Inc.                              New York

DELTA COMPUTEC, INC.


October 23, 1995


Mr. John De Vito
19 Amherst Drive
Yonkers, NY 10710

Dear John:

    In the interest of your continued leadership of DCI, this letter will outline an employment agreement that will take effect in the event of the sale of 50.1% (or more) of the shares of Delta Computec Inc.
(DCI), this will be considered a change of ownership, or in the event of a merger of DCI into another company with the management of the other firm assuming management duties of the surviving entity.

    In the event of your non-voluntary separation from DCI anytime starting at a point within six (6) months prior to a change of ownership, as defined above, DCI will continue your base salary for a period of one year. If the acquiring (or merging) firm separates your employ anytime during that year, DCI will continue your base salary for the balance of the year. If you accept a position with another company during that one year period, DCI will make up the difference (if the new salary is lower) between your base salary at DCI and your base salary at the new company. DCI will continue your current health plan benefits and life insurance benefits with the same terms (regarding any new position) as outlined above in the compensation section.

    This employment agreement is binding from this date until November 1, 1998. I hope this accurately reflects our understanding. If you have any questions, please call. If you agree with the above terms please sign and return one copy to me.


Very truly yours,


Delta Computec, Inc.                 John DeVito


                                     /s/ John DeVito
Joseph M. Lobozzo II                 ____________________________
Chairman of the Board
Date: 10/23/95                       Date: 11/9/95
                                     ____________________________

October 23, 1995


Mr. John De Vito
19 Amherst Drive
Yonkers, NY 10710


Dear John:

    The board of DCI has been very pleased with the direction and leadership that you have provided since you assumed the responsibilities of President/COO. This letter will outline a compensation offer that I suggest take effect on November 1, 1995.

       BASE SALARY: -- $105,000 per year. By July 1, 1996, the board will consider your request for an additional $15,000 in base salary. Factors that will be considered include changes in net worth, cash flow, year-to-date profitability, projected profitability for the full year, sales growth and employee satisfaction.

       INCENTIVE BONUS: -- As an incentive for improved corporate performance, you will receive 5% of the net profits of the full group of companies as reported on our corporate tax return. Distributions with respect to this incentive bonus will be made in three consecutive monthly payments commencing the month following the tax return filing. At the Board's discretion, portions of the earned incentive may be paid-out earlier based upon the confidence level in year-end projections. Pro-rata incentive compensation will be earned and payable for partial years, only under the conditions of change of control, change of ownership, permanent disability or death. In those cases it will be calculated until the end of the last month of services completed.

       STOCK OPTIONS: -- You will receive stock options of 50,000 shares at the beginning of year 2 and year 3 following this letter (total 100,000 shares.)

    If you have any questions or comments please feel free to contact Fred or me. We anticipate better results for the company and truly believe that with your leadership these expectations will be achieved.


Very truly yours,


Delta Computec, Inc.


/s/ Joseph M. Lobozzo II

------------------------------------------
Joseph M. Lobozzo II-Chairman of the Board

                                                      Corporate Headquarters
                                        900 Heydar Street, Trenton, NJ 07808
                                                                800 477-9505
DCI Delta CompuTec Inc.                        201-440-8565 Fax 201-440-3985
----------------------------------------------------------------------------
    Innovative Service Solutions


    March 14, 1996


    Mr. E. F. Drohan
    85 Fair Street
    Carmel, New York 10512


    Dear Ed,

    I'm pleased to offer you the position of Vice President, Sales and Marketing, Delta Computec, Inc. Your background and experience in our industry, coupled with our vision and positioning in the market should make us an unbeatable combination, enabling both you and the Company to quickly reach our compatible goals of dynamic profitable growth and market leadership.

    The scope of our offer is very similar to the concepts we discussed at our last meeting. Specifically;


        1. You will begin working with us on a "phase in" basis as you wind down your consulting practice. This period would begin no later than April 1, 1996 and be completed with you on board full time no later than ninety to one hundred twenty days thereafter.

        2. During this phase you will be paid pro rata for your time at the equivalent of a $90,000 base salary i.e. if initially you work three days per week you will be paid 60% of a week's pay (three out of five days).

        3. In addition to this base salary, through the period ending October 31, 1996 you will earn commission at our standard rates on business you personally generate and be paid that earned commission at time of payment by the customer. Once you are on board full time, we will provide a monthly draw against this commission program in the amount of $3,300.

        4. Beginning November 1, 1996, your commission program will be replaced by two profit oriented programs designed to reward you for your contribution to the Company's overall performance.

            A. You will earn 9% of the increase in pre tax profit from year to year. Your draw will continue during this period but be against your earnings on this program, not on commissions. The pre tax profit incentive will be calculated monthly and reconciled/remitted quarterly. This program will be reviewed at the end of each year and of course will be subject to modification or change in the event of any acquisitions.

            B. You will participate in the Senior Management Profit Grid. This grid will be intended to allow you to earn a portion of your compensation based on the pre tax profitability of the Company. It will be based both on percent profitability as well as absolute dollars. The Board is currently structuring this program and will have it completed well before the beginning of the period being measured. Obviously, this portion of your compensation can only be calculated and verified at year end as part of the Company's audit and, as such, no advances can be made against it.

        5. As part of our offer we also include the following stock option program;

            40,000 share option to be issued following ninety days regular full time employment defined for these purposes as thirteen consecutive forty+hour weeks

            30,000 share option issued one year from date of issue of first option

            30,000 share opition issued two years from date of issue of first option

    Because of the clinical nature of offer letters it is often difficult to find the opportunity to express the enthusiasm and excitement that went into making them up. We want you to know that we feel you will be an integral/driving force in the Company's future success and look forward to together building DCI into the profitable and dynamic enterprise that it is so capable of becoming! I ask that you acknowledge your acceptance of this offer by signing and returning one copy to me no later than Monday, March 19, 1996 and that you be prepared to start on a phase in basis as soon thereafter as possible, being on board full time no later than August 1, 1996.


    Very Truly Yours,

    /s/ John De Vito, President
    ---------------------------
        John De Vito, President


    Accepted:

    /s/ Edward F. Drohan
    --------------------
        E. F. Drohan              Date 3/25/96